eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China

To the shareholders of eFuture Information Technology Inc.	November 29, 2010 Beijing, China

To our shareholders:

It is my pleasure to invite you to attend our 2010 Annual Meeting of Shareholders on December 22, 2010, at 10:00 a.m., Beijing time. The meeting will be held at our company’s office at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2010 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on our company’s performance and operations during the fiscal year ended December 31, 2009 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. WE MUST RECEIVE YOUR PROXY BY 5:00 P.M. BEIJING TIME ON DECEMBER 21, 2010 IN ORDER FOR IT TO BE COUNTED, AND WE MUST RECEIVE ANY REVOCATION OF YOUR PROXY AT OR BEFORE THIS SAME TIME IN ORDER FOR THE REVOCATION TO BE EFFECTIVE. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Troe Wen
Troe Wen
Secretary

eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 22, 2010

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of eFuture Information Technology Inc. will be held on December 22, 2010 at 10:00 a.m., Beijing time, at our offices located at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China, for the following purposes:

1. To elect three (3) Class II directors to serve until the annual meeting of shareholders in 2013 or until their successors are duly elected and qualified.

2. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on November 18, 2010 are entitled to vote at the annual general meeting and any adjournment or postponement thereof, in accordance with the terms herein described.

FOR THE BOARD OF DIRECTORS

/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer

Beijing, China
November 29, 2010

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

eFUTURE INFORMATION TECHNOLOGY INC.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our Board of Directors for use at the annual general meeting of shareholders to be held on December 22, 2010 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about November 29, 2010. We must receive any proxy by 5:00 p.m. Beijing time on December 21, 2010 in order for it to be counted.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, par value $0.0756 per share (“ordinary shares” or “shares”), by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Troe Wen, our Secretary. We must receive any written revocation or change of proxy by 5:00 p.m. Beijing time on December 21, 2010 in order for the revocation to be effective.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on November 18, 2010 are entitled to vote at the annual general meeting. As of November 18, 2010, 3,362,241 of our ordinary shares were issued and outstanding. The presence of at least fifty percent of our eligible shares in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting. If we do not have a quorum at the annual general meeting, the meeting may be rescheduled. At such a rescheduled meeting, the presence of at least one third (1/3) of our eligible shares in person or by proxy shall constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be taken by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

Our company will bear the costs of soliciting proxies. Our directors, officers and regular employees may solicit proxies, without additional compensation, in person or by telephone or electronic mail. We will furnish copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names our shares or beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our shares for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” each of the candidates for the Board of Directors in Proposal 1; and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares will not be voted if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

Approval of Proposals

In order to be “approved”, the proposals to be considered at the Annual Meeting of shareholders must receive a sufficient number of votes in favor of approval, which amount varies according to the proposal. In particular, the proposals require the following number of votes:

Proposal 1.  The nominees receiving the highest number of “FOR” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. Any proxy given will be voted “FOR” each of the nominees for director listed on the proxy unless a properly executed proxy card is marked “WITHHOLD” as to a particular nominee or nominees for director.

Other Matters.  If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2011 annual general meeting must be received by July 27, 2011 at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each of the nominees listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an annual retainer fee of $10,000 per year, $2,000 for each of two regularly scheduled Board of Directors meetings attended per year, and $100 for each specially called conference call meeting attended. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and our director independence standards. We believe that our company meets the independence standards adopted by the Securities and Exchange Commission (“SEC”) and the NASDAQ Capital Market.

What role does the Corporate Governance Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Corporate Governance Committee are to (i) assess the performance of the Board; and (ii) consider and make recommendations to the Board with respect to the nominations or elections of directors and other governance issues. In addition to identifying potential nominees for the Board, the Corporate Governance Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Corporate Governance Committee’s charter is available in print upon request. The Corporate Governance Committee’s charter is also available on our website at www.e-future.com.cn. The Corporate Governance Committee of the Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Corporate Governance Committee independent?

Yes. All members of the Corporate Governance Committee have been determined to be independent by the Board of Directors.

How does the Corporate Governance Committee identify and evaluate nominees for director?

The Corporate Governance Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified our company that they do not wish to stand for re-election. The Corporate Governance Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although we did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Corporate Governance Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to our company and our business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management.

What are the Corporate Governance Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Corporate Governance Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of our company at our business address:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;
•	documentation establishing that the shareholder making the recommendation is an eligible shareholder;
•	the written consent of the candidate to serve as a director of our company, if elected; and
•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made.

If the candidate is to be evaluated by the Corporate Governance Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of our company, a completed statement regarding conflicts of interest, and a waiver of liability for background check from the candidate.

What are the minimum qualifications required to serve on the Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Corporate Governance Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other characteristics does the Corporate Governance Committee consider?

The Corporate Governance Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

Does our company have a Code of Conduct?

Our company has adopted a Code of Conduct, which is applicable to all of our directors, officers and associates, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Conduct is available in print upon request. Our Code of Conduct is also available on our website at www.e-future.com.cn.

How often did the Board meet in fiscal 2009?

The Board of Directors met nine (9) times during fiscal 2009. Each committee of the Board of Directors met two (2) times during fiscal 2009. Each incumbent director attended at least 75% of the meetings of the Board of Directors and of the standing committees of which he or she was a member during fiscal 2009. We have not adopted a formal policy regarding Board of Directors attendance at annual meetings of shareholders.

How may shareholders communicate with the Board of Directors as a whole, individual Board committees, or individual members of the Board of Directors?

Shareholders and others who are interested in communicating directly with the Board as a whole, a Board committee or individual members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Board of Directors, Board Committee(s) and/or or Individual Director(s)
c/o Secretary
eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China

All communications will be compiled by the Secretary and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

What are the committees of the Board?

During fiscal 2009, the Board of Directors had standing Audit, Corporate Governance, and Compensation Committees. The members of each of the committees as of November 18, 2010, their principal functions and the number of meetings held during the fiscal year ended December 31, 2009 are shown below.

Compensation Committee

The members of the Compensation Committee are:

John Dai, Chair
Dong Cheng, Ph.D.
Brian Lin

The Compensation Committee held two (2) meetings during the fiscal year ended December 31, 2009. The Compensation Committee’s charter is available on our website at www.e-future.com.cn and in print upon request. The Compensation Committee’s principal responsibilities include:

•	Making recommendations to the Board of Directors concerning executive management organization matters generally;
•	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;
•	Making recommendations to the Board of Directors regarding all contracts of our company with any officer for remuneration and benefits after termination of regular employment of such officer;
•	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and
•	Administering our formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While our executives will communicate with the Compensation Committee regarding executive compensation issues, the executive officers do not participate in any executive compensation decisions.

Audit Committee

The Audit Committee of the Board of Directors is composed of three directors, each of whom is an “independent director” as that term is defined under NASDAQ Stock Market listing standards. The members of the Audit Committee are:

Brian Lin, Chair
Dong Cheng, Ph.D.
Dennis O. Laing

The Audit Committee held two (2) meetings during the fiscal year ended December 31, 2009. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of our company’s financial statements and the independence of its external auditors. Our company believes that each of the members of the Audit Committee is “independent,” and Mr. Lin qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of our company;
•	Meet with the independent auditors and management of our company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;
•	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of our company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;
•	Review the internal accounting function of our company, the proposed audit plans for the coming year and the coordination of such plans with our independent auditors;
•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;
•	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of our financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;
•	Review accounting and financial human resources and succession planning within our company;
•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and
•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

The members of the Corporate Governance Committee are:

Dong Cheng, Ph.D., Chair
John Dai
Dennis O. Laing

The Corporate Governance Committee held two (2) meetings during the fiscal year ended December 31, 2009. All members of the Corporate Governance Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Corporate Governance Committee undertakes to:

•	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of our company;
•	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;
•	Oversee the process of evaluation of the performance of the Board of Directors and committees;
•	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;
•	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and
•	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

PROPOSAL 1
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

Nominees for election as Class II members of the Board of Directors to serve three year terms expiring in 2013:

Ping Yu
Class II Director Nominee
Age – 40

Ms. Yu served as our Chief Financial Officer from January 1, 2007 through July 16, 2010. Prior to joining eFuture, she was a specialist with Beijing Smartdot Technologies, Inc. from August 2005 to December 2006, advising companies listed in the United States on meeting Sarbanes-Oxley Act requirements and implementing the COSO-Enterprise Risk Management-Integrated framework. From March 2004 to July 2005, Ms. Yu served as the internal auditing section manager at Dongfeng Nissan, and from October 1999 to April 2001, she was the chief officer of the accounting department at Walkalone Real Estate Co. From July 1996 to September 1999, she served as a senior analyst at Citi Industrial Bank. Ms. Yu received her bachelor’s degree from Hubei University and her master’s degree in business administration from Rutgers University. Ms. Yu is a Certified Public Accountant (CPA).

Dennis O. Laing
Class II Independent Director Nominee
Age – 64

Mr. Laing has practiced law in Richmond, Virginia for over 30 years. Mr. Laing’s law practice centers upon corporate law with special interest in energy, healthcare and technology sectors. Mr. Laing received a bachelor’s degree in government from the University of Virginia and a law degree from the University of Richmond. Mr. Laing also serves as a director of Sino-Global Shipping America, Ltd. (NASDAQ: SINO). Mr. Laing’s more than three decades of corporate law practice provides our Board with expert legal advice and guidance on regulations and compliance.

Weiquan Ren
Class II Independent Director Nominee
Age – 48

Since 2006, Mr. Ren has served as a senior partner at Cybernaut-Capital. Since 2007, Mr. Ren has served as the vice dean at Zhejiang University Institute, International. Previously, Mr. Ren held senior management positions at Peking University Founder Group Corp from 1993 to 2006. Mr. Ren also previously served as the CEO at Founder Electronics (Hong Kong listed company HK 0418) from 2001 to 2006, the vice president at Founder Technology Group Corp. (Shanghai listed company 600601) from 1998 to 2001, and the general manager at the Eastern China Region of Founder Group in 1998 and the general manager at Hangzhou branches of Founder Group from 1998 to 2001. Before joining Founder, Mr. Ren was a university professor for seven years. Mr. Ren received his Master of Engineering degree from the Department of Electric Machine Engineering at Zhejiang University in 1989 and his Bachelor of Engineering degree from the Department of Information Science and Electronic Engineering, Zhejiang University in 1983.

THE BOARD RECOMMENDS A VOTE “FOR”
THE ELECTION OF EACH OF THESE
NOMINEES TO THE BOARD OF DIRECTORS.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of November 18, 2010 (unless otherwise indicated) by:

•	All persons who are beneficial owners of five percent or more of our ordinary shares,
•	Each of our directors and executive officers, and
•	All current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other persons. Percentage of beneficial ownership is based on 3,875,866 ordinary shares, which includes 3,598,689 ordinary shares currently outstanding and 277,177 options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Adam Yan, Chief Executive Officer and Director(3)	390,075	10.06%
Dehong Yang(4)	5,000	*
Deliang Tong(5)	70,045	1.81
Qicheng Yang(6)	44,423	1.15
Hongjun Zou(7)	169,970	4.39
Ping Yu, Chief Financial Officer and Director(4)	8,500	*
Tony Zhao(9)	2,000	*
Ming Zhu, Director(10)	3,750	*
Dong Cheng, Ph.D., Director(11)	11,700	*
Dennis O. Laing, Director(10)	3,750	*
Brian Lin, Director(12)	4,500	*
John Dai, Director(12)	4,500	*
All directors and executive officers as a group (12 people)(13)	718,213	18.53%
Five percent Shareholders not mentioned above
Hudson Bay Overseas Fund Ltd.	237,772	6.13%
Hudson Bay Fund, LP	194,489	5.02%
The Zhu-Xu 2006 Charitable Remainder Unitrust	397,175	10.25%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.
(3)	Includes 1,250 vested restricted shares and currently exercisable options to purchase 5,397 ordinary shares.
(4)	Includes 5,000 vested restricted shares.
(5)	Includes 1,500 vested restricted shares.
(6)	Includes 2,000 vested restricted shares and currently exercisable options to purchase 4,979 ordinary shares.

(7)	Includes 750 vested restricted shares and currently exercisable options to purchase 5,177 ordinary shares.
(8)	Includes 2,500 vested restricted shares and currently exercisable options to purchase 6,000 ordinary shares.
(9)	Includes 2,000 vested restricted shares.
(10)	Includes 3,750 vested restricted shares.
(11)	Includes 4,500 vested restricted shares and currently exercisable options to purchase 7,200 ordinary shares.
(12)	Includes 4,500 vested restricted shares.
(13)	Includes 36,000 vested restricted shares and currently exercisable options to purchase 28,753 ordinary shares.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid during 2009 to our Chief Executive Officer and Chief Financial Officer.

	Annual Compensation for Year Ended December 31, 2009
Name	Salary	Bonus	Restricted Share Awards	Other Annual Compensation	All Other Compensation
Adam Yan Chairman, Chief Executive Officer and Director	¥325,768	¥200,000	5,000 shares	—	—
Ping Yu Former Chief Financial Officer and Director	¥336,868	¥120,000	10,000 shares	—	—

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

This report describes our company’s executive officer compensation strategy, the components of the compensation program, and the manner in which the 2009 compensation determinations were made for our Chief Executive Officer, Adam Yan, and our other executive officers (collectively, the “Executive Officers”).

The Compensation Committee is required to provide shareholders a report explaining the rationale and considerations that led to the fundamental executive compensation decisions affecting our Executive Officers. In fulfillment of this requirement, the Compensation Committee, at the direction of our Board of Directors, has prepared the following report for inclusion in this Proxy Statement. None of the members of the Compensation Committee is an Executive Officer or employee of our company.

The duties of the Compensation Committee include determining and approving the Chief Executive Officer’s compensation level, reviewing and making recommendations to the board with respect to other Executive Officers’ compensation, incentive-compensation plans and equity based-plans, and administering our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board.

In 2001, we adopted a one year share option plan for our officers and employees. The 2001 share options have terms of ten years from the date of grant. The exercise price of share options granted under the plan is $4.705 per ordinary share. We have reserved 62,499 ordinary shares for issuance as share options under our 2001 share option plan and have issued options to purchase an aggregate of 62,499 ordinary shares as of November 18, 2010.

In 2005, we adopted an additional share option plan to be implemented following the completion of our initial public offering. This plan authorizes the issuance of up to 5% of the number of ordinary shares outstanding after the initial public offering. Pursuant to this plan, we may issue options to purchase our ordinary shares to our employees and directors (other than the director nominated by our underwriter). The Compensation Committee of the Board of Directors administers this plan.

In 2009, we adopted an additional share incentive plan. This plan authorizes the issuance of up to 332,000 ordinary shares. Pursuant to this plan, we are permitted to issue options to purchase our ordinary shares to our employees and directors. The Compensation Committee of the Board of Directors administers this plan. As of November 18, 2010, we have issued 328,000 options under this plan.

The fundamental policy of the Board of Directors is to provide our Chief Executive Officer and other Executive Officers with competitive compensation opportunities based upon their contribution to the financial success of our company and their personal performance. It is the Board of Directors’ objective to have a substantial portion of each Executive Officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for such Executive Officers is comprised of two elements: (i) base salary and (ii) long-term share-based incentive awards.

Base Salary.  The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the Board of Directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The Board of Directors also considers companies outside the industry which may compete with us in recruiting executive talent.

Long-Term Compensation.  The Board of Directors believes that share ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Share options are used to retain executives and motivate them to improve long-term share market performance. Factors considered in making an award of share options include the individual’s position in our company, his or her performance and responsibilities, and internal comparability considerations.

As a result of the provisions of 2005 share option plan and the 2009 share incentive plan, the options will provide a return to the Executive Officer only if the Executive Officer remains employed by our company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The actual options granted to each of the Executive Officers named in the Summary Compensation Table is indicated in the Long-Term Compensation column.

Compensation of the Chief Executive Officer.  The compensation of the Chief Executive Officer is reviewed annually. Our current Chief Executive Officer, Adam Yan, who assumed this position in November 2000, currently receives a base salary of ¥325,768 per year.

Compensation Committee

Dong Cheng, Ph.D.
John Dai
Brian Lin

AUDIT COMMITTEE REPORT

Our Audit Committee oversees the financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent auditor is responsible for expressing an opinion on the conformity of our company’s audited financial statements with generally accepted accounting principles. We appointed Grant Thornton Hong Kong as our company’s independent auditor for 2009 after reviewing that firm’s performance and independence from management. We were recently notified that Grant Thornton Hong Kong will no longer exist in name as it will be joining BDO. As such, our Audit Committee is currently considering our options going forward and has not yet appointed an independent auditor for 2010.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2009 Annual Report to Shareholders. We reviewed with our independent auditor its judgments as to the quality, not just the acceptability, of our company’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent auditor its independence from management and our company and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent auditor are compatible with maintaining the auditor’s independence.

We also discussed with our independent auditor the overall scope and plans for its audit. We met with the independent auditor, with and without management present, to discuss the results of its examination, its evaluation of our company’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2009, for filing with the SEC.

Audit Committee

Dong Cheng, Ph.D.
Dennis O. Laing
Brian Lin

* * *

The foregoing Audit Committee and Compensation Committee Reports shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or Exchange Act, and shall not be deemed to be incorporated by reference in any previous or future documents filed by our company with the SEC under the Securities Act or the Exchange Act, except to the extent that our company specifically incorporates the Audit Committee or Compensation Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has adopted procedures which set forth the manner in which the Audit Committee will review and approve all audit and non-audit services to be provided by the Company’s independent auditor before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent auditor must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.
•	The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the Audit Committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT AUDITOR

Audit Fees

We paid Grant Thornton Hong Kong’s fee in the aggregate amount of $220,000 for the annual audit of our financial statements for fiscal year 2009.

We paid Grant Thornton Hong Kong’s fee in the aggregate amount of $135,000 for the annual audit of our financial statements for the fiscal year 2008.

Audit Related Fees

We did not pay Grant Thornton Hong Kong any fees for audit-related services for the 2009 fiscal year.

We did not pay Grant Thornton Hong Kong any fees for audit-related services for the 2008 fiscal year.

Tax Fees

We did not pay Grant Thornton Hong Kong any fees for tax services for fiscal years 2009 and 2008, respectively.

In the process of assessing its selection of auditing firm, the Audit Committee considers whether services other than audit and audit-related services provided by its auditor are compatible with maintaining the auditor’s independence.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors,

/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer

Dated: November 29, 2010